ARIZONA STAR RESOURCE CORP.

Management’s Discussion and Analysis

The following discussion of the operating results and financial position of Arizona Star Resource Corp.(“the Company” or “Arizona Star”) is prepared as at July 28, 2006 and should be read in conjunction with the audited consolidated financial statements and the notes thereto of the Company for the year ended April 30, 2006.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all amounts are expressed in Canadian dollars, unless otherwise stated.

SELECTED ANNUAL INFORMATION

	2006 $	2005 $	2004 $
Total Revenues	-	-	-
Loss	1,404,626	4,444,330	40,220
Loss per share – basic and diluted	0.03	0.11	0.00
Total assets	42,044,773	42,516,659	39,251,812
Total long-term financial liabilities	3,915,814	4,379,251	4,758,001
Cash dividends declared	-	-	-

During the reporting periods, the Company reported no discontinued operations or extraordinary items.

RESULTS OF OPERATIONS

Twelve Months Ended April 30, 2006 and 2005

The Company reported a loss of $1,404,600 ($0.03 per share) for the year ended April 30, 2006, compared to $4,444,330 ($0.11 per share) in the prior year.

Office and administrative expenses of $478,100 accounted for 34.0% of the loss for the year ended April 30, 2006 (2005 - $296,200, 6.7%), primarily resulting from increases in administrative costs such as audit, administrative support, and insurance costs associated with the Company’s American Stock Exchange (“Amex”) listing, general operating costs, and continued activity relating to the Cerro Casale Project.

Shareholder meetings and communication costs incurred for the year ended April 30, 2006 totalled $223,900, or 15.9% of the loss, compared to $470,000, or 10.6% of the loss, for the year ended April 30, 2005, and include incremental listing fees for the Amex listing of approximately $60,000.  The April 30, 2005 figure includes additional legal and proxy solicitation costs resulting from the November 2004 Annual General Meeting being adjourned and rescheduled to December 2004.

Professional fees of $230,200, representing 16.4% of the loss for the twelve months ended April 30, 2006, include legal expenses of $217,000 associated with developments in the year regarding the ownership of the Aldebaran Property, which contains the Cerro Casale deposit, as well as general corporate matters, and approximately $13,000 for technical consulting services regarding Cerro Casale.  The Professional fees for the year ended April 30, 2005 of $117,800 (2.6% of the April 30, 2005 loss) include an amount of $41,100 for the engagement of an independent consulting firm to provide a report regarding options granted by the Company to Arizona Star and Bema Gold (“Bema”) directors and employees, and technical consulting services regarding Cerro Casale.

Directors’ fees of $204,100 (14.5% of the loss) for the twelve months ended April 30, 2006 result from ongoing Special Committee activities regarding maximizing shareholder value ($118,500) and fees for independent directors for the year.  Fees associated with the Special Committee meetings for the year ended April 30, 2005 of $192,000 were included in the Legal, advisory and Special Committee costs related to Proposed Offer category.

During the twelve months ended April 30, 2006, the Company incurred a stock-based compensation expense of $730,000 (52.0% of the loss for the year) representing the fair value of stock options granted by the Board of Directors to directors and a contractor to the Company in December 2004, and November and December of 2005.  The options have a term of five years and are subject to a two-stage exercise condition designed to better align option compensation with the interests of shareholders. These option grants required a $12.40 share price for 10 successive days for the option to become exercisable and, in addition, once this test had been met, the Company’s share price performance must have had exceeded the Toronto Stock Exchange Canadian Gold Index by more than 20% over the preceding six months or these options would have been cancelled.

These stock options vested on May 2, 2006, and therefore the full fair value has been recorded as at April 30, 2006.  The April 30, 2005 stock-based compensation expense of $1,322,700 represents the fair value of stock options granted by the Company’s past board which were subsequently cancelled or renounced by all optionees.  In accordance with Canadian generally accepted accounting principles, no adjustment is made to the stock-based compensation expense charged to earnings for the cancelled stock options.

Interest income of $132,300 (2005 - $85,800) earned during the twelve months ended April 30, 2006 has increased over the prior year as a result of the deposit of funds received from the Company’s private placement in January 2005 which were substantially still on hand throughout the year ended April 30, 2006.

For the twelve months ended April 30, 2006, the Company recognized an unrealized foreign exchange gain of $329,300 (2005 - $389,800), attributable mostly to the valuation of future income tax liabilities, which were originally denominated in foreign currencies.

Summary of Unaudited Quarterly Results:

(all figures in Canadian dollars)

		Quarter Ended
	30 Apr 06 $	31 Jan 06 $	31 Oct 05 $	31 Jul 05 $

Total revenues	-	-	-	-

Loss	997,385	200,694	132,470	74,077
Loss per share – basic and
diluted	0.024	0.005	0.003	0.002

	30 Apr 05	31 Jan 05	31 Oct 04	31 Jul 04

Total revenues	-	-	-	-

Loss (income)	1,986,666	964,195	(193,456)	1,247,925
Loss (income) per share -
basic and diluted	0.047	0.024	(0.005)	0.026

The Company incurred approximately $1,371,800 of Legal, advisory and Special Committee costs in the fourth quarter ending April 30, 2005 relating to the Proposed Offer from Bema.

LIQUIDITY AND CAPITAL RESOURCES

The Company proposes to meet any additional cash requirements through equity financings.  In light of the continually changing financial markets, there is no assurance that new funding will be available at the times required or desired by the Company.

Year Ended April 30, 2006

At April 30, 2006, the Company had $4.7 million in cash and cash equivalents (April 30, 2005 - $7.0 million) and working capital of $2.8 million (April 30, 2005 - $5.7 million).

Operating activities

Operating activities, after non-cash working capital changes, required funding of $2.2 million for the year ended April 30, 2006. This is largely associated with payments of liabilities for Legal, advisory and Special Committee fees payable at the end of April 30, 2005, and ongoing operational expenses including increased activity regarding the Company’s Form 40-F filing and Amex listing, and legal costs associated with the return of Placer Dome’s share of the Aldebaran Property to the Company and Bema (see “Aldebaran Property” below).

Financing activities

There were no financing activities in the year ended April 30, 2006, and in the same period ended April 30, 2005, $485,000 was received from the exercise of 485,000 stock options, and $4,982,000 (net of issue costs) for common shares issued in a private placement.

Investing activities

During the year ended April 30, 2006, there were no investing activities associated with the Aldebaran Property compared to $130,600 for the year ended April 30, 2005.

ALDEBARAN PROPERTY – CERRO CASALE DEVELOPMENTS

On October 26, 1997, the Company and Bema entered into an agreement with Placer Dome Inc. (“Placer”) allowing Placer to acquire a 51% interest in the Aldebaran property, which hosts the Cerro Casale deposit, and an adjacent property in northern Chile. At year end, the Aldebaran property was owned by Compania Minera Casale (“CMC”), which in turn was owned 25% by Arizona Star, 51% by Placer, and 24% by Bema.

Under the terms of the January 1998 Shareholders’ Agreement, as restated June 5, 2003 and subsequently amended, Placer announced on September 27, 2005 that it had concluded that the Cerro Casale Project was not financially viable at that time and was not financeable under the terms of the Shareholders’ Agreement.

As a result, on October 26, 2005, the Company, Bema, and Placer Dome announced that they had reached a nonbinding agreement in principle whereby Placer Dome agreed to sell its interest in CMC to the Company and Bema for contingent payments.  The Company and Bema agreed to pay Placer Dome US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years, or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of the Company and Bema.

On October 31, 2005, Barrick Gold Corporation (“Barrick”) made an offer to buy all of the outstanding shares of Placer Dome and on January 20, 2006, announced that it had successfully acquired control of Placer. An agreement between Arizona Star, Bema and Barrick for the return of the Placer 51% interest in Cerro Casale now owned by Barrick was completed in June 2006.  This agreement and the agreement reached between Arizona Star and Bema with respect to the management of CMC and the Aldebaran Property, are described below in the “Subsequent Event” section.

RELATED PARTY TRANSACTIONS

During the year, in addition to those disclosed elsewhere in the financial statements, the Company had the following transactions and balances with Bema and a subsidiary of Bema, Minera Bema Gold (Chile) Ltda. (“Bema Chile”):

	2006 $	2005 $	2004 $

Office and administrative	1,370	78,989	89,526
Accounting	8,030	60,233	50,946
Rent and utilities	2,400	28,800	24,000
Management fees	2,500	30,000	30,000
Shareholder information	-	23,678	6,998
Costs incurred by Bema capitalized to property	207,714	-	-
Bema Chile office costs capitalized to property	-	98,078	89,984
Accounts payable	207,714	32,422	21,303

Until June 1, 2005 Bema provided management, administrative and technical services to the Company.

As at April 30, 2006, Placer, now Barrick, had incurred costs with respect to the Aldebaran Property, of which the Company’s estimated portion was approximately $1,584,300, and which is included in Accounts Payable and Accrued Liabilities as at April 30, 2006. This amount was paid to Barrick subsequent to the year end on successful completion of the agreement in June 2006 to transfer Barrick’s interest in the Aldebaran Property to Arizona Star and Bema (see “Subsequent Event” below).

As well, since October 2005, Bema incurred costs with respect to the Aldebaran Property on behalf of Arizona Star and Bema.  Arizona Star’s proportionate share of costs was $207,700, and is included in Accounts Payable And Accrued Liabilities as at April 30, 2006.

SUBSEQUENT EVENT

Acquisition of 51% of Cerro Casale Property

Arizona Star entered into definitive agreements on June 16, 2006 with Bema and Barrick for the acquisition by Arizona Star and Bema of Barrick’s 51% interest in CMC, which is the owner of the Cerro Casale mineral deposit, or the Aldebaran Property (the “Property”), in northern Chile.

Barrick transferred the shares of a wholly-owned Cayman subsidiary (which indirectly owned and controlled 51% of the common shares of CMC) to wholly owned subsidiaries of each of Arizona Star and Bema.  Arizona Star has therefore acquired a 51% interest in the shares of CMC and Bema has acquired a 49% interest in those shares.

Arizona Star and Bema are jointly obligated to pay Barrick US$10 million on the date of making a decision to proceed with construction of a mine at the Property (the “Construction Decision Date”).  In addition, Arizona Star and Bema are jointly obligated to pay the cash equivalent of 190,000 ounces of gold to Barrick, payable in 12 annual instalments commencing 12 months after commencement of commercial production (the “Commercial Production Date”) from any such a mine, as follows:

(i)

five annual instalments of the cash equivalent at such date of 10,000 ounces of gold payable on the first five anniversaries of the Commercial Production Date; and

(ii)

seven annual instalments of the cash equivalent at such date of 20,000 ounces of gold payable on the sixth through twelfth anniversaries of the Commercial Production Date.

In the alternative, Arizona Star and Bema may elect up to the Construction Decision Date to pay US$70 million on that date in lieu of the 190,000 ounces of gold payments.

As part of these transactions and agreements, Barrick transferred to CMC or subsidiaries of Arizona Star and Bema the rights and interests acquired by Placer in the course of earning its interest in CMC and acting as manager of CMC and the Property and in conducting the feasibility study.  These rights and interests include certain water concessions, rights to be reimbursed for certain expenditures made by Placer and a royalty interest of 3% of net smelter returns.  At closing, Arizona Star paid a total of US$1,417,107.42 in cash to Barrick allocated to the acquisition of receivables and, together with Bema, assumed the obligation to make the payments described above.

To secure their obligations to pay these payments, conditional on proceeding with construction of a mine and on achieving commercial production, Arizona Star and Bema have pledged the 51% share interests in CMC acquired from Barrick and have agreed not to dilute this interest without consent of Barrick.  There are also alternative security arrangements which would allow Arizona Star and Bema to obtain the release of these shares in order to complete a transaction for the acquisition by a major mining company of an equity interest in CMC or financing for development of the mine at the Property.

On December 23, 1994, Arizona Star and Bema had entered into an agreement (the “Participation Agreement”), subsequently amended on December 31, 1996 and December 16, 1997. These amendments provide, among other things, that if Placer no longer, directly or indirectly, owns shares in CMC, its interest in the Aldebaran property is transferred back to the Company and Bema, and if the majority of members of the Board of Directors of Arizona Star does not consist of persons nominated by Bema, that the Company will transfer to Bema that number of shares as represents a 2% interest in CMC, cause one of its nominees to the Board of Directors of CMC to resign, and vote its shares to appoint an additional nominee of Bema to the CMC Board of Directors. The purchase price to be paid by Bema to the Company for this 2% share interest shall be equal to the net present value of such interest, using the then current discount rate generally in use in the mining industry at the time of the valuation, such net present value to be determined by a duly qualified independent third party.

Arizona Star and Bema agreed on June 16, 2006 that the agreement outlined in the preceding paragraph will be indefinitely suspended and entered into another agreement which provides that notwithstanding their respective shareholdings in CMC they will each have equal representation on the board of directors of CMC and related holding companies.  All decisions with respect to CMC including any decision on development and financing of the mine, and any acquisitions or dispositions of property of CMC will require the approval of the directors appointed by both parties.  Finally, they have agreed that Bema will act as general manager of the Property under the instructions of a joint management committee; that Bema will manage and conduct exploration and development activities in accordance with budgets approved by CMC’s directors; and that the parties will bear their proportionate share of all expenditures.

CERRO CASALE OUTLOOK

On July 24, 2006, Arizona Star announced the results of a project development appraisal for the Cerro Casale Project (the “Project”). The appraisal conducted by Mine and Quarry Engineering Services, Inc., analyzed and modified ore processing concepts and updated the operating and capital costs of the 2000 feasibility study completed by Placer Dome Inc. and updated by Placer in 2004.

AMEC E&C, Services Inc. (“AMEC”) has reviewed the development appraisal by Mine and Quarry Services and is updating the National Instrument 43-101 Technical Report supporting disclosure of the Project’s resources and reserves previously filed on June 14, 2005.  AMEC has verified the principal conclusions of the Mine and Quarry appraisal with some modifications, and these conclusions support the disclosure of revised resources and reserves.  The final report will be completed and filed on SEDAR on or before September 7, 2006.

The base case parameters established for the detailed project evaluation included open pit mining, heap leaching of oxide ores at 75,000 tonnes per day and milling and flotation of mixed and sulphide ores at 150,000 tonnes per day using two grinding lines, each consisting of one semi-autogenous mill and two ball mills. The open pit operations were redesigned and scheduled to optimize the effect of heap leaching the oxides ore.

Based on the updated capital and cash operating cost estimates and base case metal prices of US$450 per ounce of gold and US$1.50 per pound of copper, this appraisal has confirmed the previously defined Cerro Casale proven and probable mineral reserves of 1.035 billion tonnes of ore grading on average 0.69 grams per tonne of gold and 0.25% copper containing 23 million ounces of gold and 6 billion pounds of copper.

The base case for the project development appraisal (100% basis at US$450 gold and US$1.50 copper) requires an initial capital investment of US$1.96 billion, generates a pre-tax 100% equity internal rate of return (IRR) of 13.1%, a net present value (NPV) of US$1.35 billion, net of smelter credits, at a 5% discount rate and a cash operating cost (net of copper and silver credits) of US$107 per ounce of gold.  The project life is projected at 17 years with a payback period of 4.9 years.  Average gold production is estimated at 990,000 ounces per year and copper production at 294 million pounds per year.  Total metal production for the project is estimated to be 16.9 million ounces of gold, 5 billion pounds of copper and 28.5 million ounces of silver.

This economic analysis excludes taxes, working capital, royalties and financing costs. Unit operating costs per ounce of gold were calculated using copper (at various prices per pound) and silver (all at US$7.50 per ounce) revenues as a credit against operating costs.  AMEC applied increased operating costs and capital costs (including working capital) in a sensitivity analysis and determined that the Project was still economic with these increased costs.

The concept of heap leaching the oxide ore commencing over one year prior to the start-up of milling has significantly improved the project economics.  This effectively eliminates pre-stripping, provides early revenue, creates a second cash flow stream once the mills are on line, and eliminates the need to blend the oxide ore with the sulphide mill feed resulting in increased copper head grades and improved concentrate grades.  In summary, the early production years of the project are expected to be significantly improved. Heap leach processing the oxide ore had been briefly considered by Placer during the original 2000 feasibility study but was not pursued because the better economic case for the project was to mill all of the ore types given the capital and operating costs at that time.

Copper concentrate will be produced and shipped off site for smelting and refining.  Dore bars will be produced on site by heap leaching the oxide ore and cyanide leaching the cleaner tails.

The Company anticipates that its cash requirements for the Cerro Casale Project, until April 30, 2007, will approximate $700,000 US.  The Company presently has sufficient cash resources to fund this requirement and related ongoing operations.

RISK AND UNCERTAINTIES

Exploration and mining risks

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

Metals prices

Even if the Company’s exploration programs are successful, factors beyond the control of the Company may affect the marketability of any minerals discovered. Metals prices have historically fluctuated widely, particularly in recent years, and are affected by factors beyond the Company’s control, including inflation, international economic and political trends, currency fluctuations, interest rates, global and regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted and can render any deposit, which is outlined, uneconomic to exploit.

Financing risks

The Company has limited financial resources, has no operating cash flow and has no assurance that sufficient funding will be available to it for further development of its Cerro Casale Project.  There can be no assurance that the Company will be able to obtain adequate financing in the future.  Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Project.  The Company believes that the ultimate development of Cerro Casale will involve significant participation by a major mining company.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed such disclosure controls and procedures that it believes are necessary to provide reasonable assurance that material information relating to the Company will be available to senior management in the preparation of its annual filings.  In addition, senior management has determined that such controls and procedures are working effectively.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of 100,000,000 common shares without par value. As of July 28, 2006, the number of issued common shares was 41,675,937 (42,300,937 on a fully diluted basis).

As at July 28, 2006, the Company had outstanding directors’ and employees’ stock options for a total of 625,000 shares.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

FORWARD-LOOKING STATEMENTS

The Company’s consolidated financial statements and this management’s discussion and analysis contain certain forward-looking statements relating but not limited to the Company’s expectations, intentions, plans and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.  Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties.  Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.  Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.